Exhibit-(a)(6)
CSK AUTO ANNOUNCES FINAL RESULTS OF TENDER OFFER FOR 7% SENIOR SUBORDINATED NOTES AND EXTENSION OF TENDER OFFER FOR 4 5/8% SENIOR EXCHANGEABLE NOTES
PHOENIX, AZ, July 19, 2006—CSK Auto Corporation (NYSE:CAO) (the “Company”) announced today that the cash tender offer of its wholly owned subsidiary CSK Auto, Inc. (“Auto”) for Auto’s 7% Senior Subordinated Notes due 2014 (the “7% Notes”) expired at 5:00 p.m., Eastern Daylight Time, on July 18, 2006 (the “Expiration Time”). As of the Expiration Time, $224,960,000 aggregate principal amount of the 7% Notes (representing over 99% of the outstanding principal amount) had been tendered and not withdrawn. Payment of the tender offer consideration for the 7% Notes validly tendered and not withdrawn that was not previously paid following the early settlement date with respect to such notes is expected to be made promptly (as previously announced, the tender offer consideration for the $221,300,000 aggregate principal amount of the 7% Notes tendered prior to the early settlement date was paid on July 5, 2006).
The Company also announced that Auto has extended the Expiration Time for its cash tender offer and consent solicitation with respect to its $100,000,000 aggregate principal amount of 4 5/8% Senior Exchangeable Notes due 2025 (the “4 5/8% Notes”) to 5:00 p.m., Eastern Daylight Time, on Friday, July 21, 2006. On July 13, 2006, Auto filed an Amendment No. 1 to its previously filed Schedule TO with the SEC with respect to the tender offer for the 4 5/8% Notes (as amended, the “Schedule TO”). Holders of the 4 5/8% Notes are encouraged to read the Schedule TO and the documents filed with, or incorporated by reference into, the Schedule TO. The Schedule TO and the documents filed with the Schedule TO may be obtained free of charge at the web site maintained by the SEC at http://www.sec.gov or by contacting The Altman Group, Inc.
As of 5:00 p.m., Eastern Daylight Time, on July 18, 2006, the previously scheduled expiration date for the tender offer and consent solicitation with respect to the 4 5/8% Notes, $33,975,000 aggregate principal amount of the 4 5/8% Notes (representing approximately 34% of the outstanding principal amount) had been tendered and not withdrawn.
The Altman Group, Inc. is Information Agent and Depositary for the tender offer for the 4 5/8% Notes. Questions and requests for documents related to the tender offer may be directed to The Altman Group, Inc. at 201-806-7300.
This announcement shall not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer for the 4 5/8% Notes is being made only through the applicable Offer to Purchase and related materials. Holders of the 4 5/8% Notes should read carefully the Offer to Purchase and related materials because they contain important information.
CSK Auto Corporation is the parent company of CSK Auto, Inc., a specialty retailer in the automotive aftermarket. As of April 30, 2006, the Company operated 1,288 stores in 22 states under the brand names Checker Auto Parts, Schuck’s Auto Supply, Kragen Auto Parts and Murray’s Discount Auto Stores.

CONTACT: CSK Auto Corporation
Brenda Bonn, 602-631-7483 (Investor Contact)
or
Ashton Partners
Mike Banas, 312-553-6704 (Media Contact)

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